Filed by Oncothyreon Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Biomira Inc.

Commission File No.: 333-145995

BIOMIRA TO PRESENT AT THE ACUMEN BIOFIN RODMAN & RENSHAW 9TH ANNUAL HEALTHCARE CONFERENCE

EDMONTON, ALBERTA, CANADA — October 30, 2007 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced that Robert Kirkman, M.D., President and Chief Executive Officer, is scheduled to present at the Acumen Biofin Rodman & Renshaw 9th Annual Healthcare Conference in New York at 11:15am ET/8:15am PT on Tuesday, November 6, 2007.

The presentation is planned for a live webcast and can be accessed at:

http://www.wsw.com/webcast/rrshq12/biom

and at the Biomira website (www.biomira.com).

Biomira intends to make a recording of the webcast available on the Biomira website approximately one hour after completion of the presentation. The presentation will be archived for 90 days.

About Biomira

Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira’s goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

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Investor and Media Relations Contact:

Julie Rathbun

Rathbun Communications

206-769-9219

ir@biomira.com

BIOMIRA INC.  2011 — 94 St. Edmonton, AB, Canada  T6N 1H1

Tel:  (780) 450-3761  Fax:  (780) 463-0871

http://www.biomira.com